WIDESCOPE RESOURCES INC.
[Formerly — International Gemini Technology Inc.]

THE ATTACHED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of August 28, 2006

In April 2005 the Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and principal shareholders in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. Pursuant to the subscription the Company invested $200,000 in exchange for 4 million units of PFG at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Without the exercise of the warrant the Company purchased approximately 37% of the common shares of PFG. As at June 30, 2006, the Company had invested $200,000 in exchange for 4 million units under this subscription agreement.

In addition, the Company entered into a share exchange agreement with one of the principal shareholders of PFG, a director of the Company, under which the Company acquired a further 3 million common shares of PFG in exchange for one million common shares of the Company.

As at June 30, 2006 the Company’s owns 65.42% of the common shares of PFG.

PFG has been actively exploring for mineral resources on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of Qualifying Reports dated May 1, 2006 and June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

To enable Widescope to meet its funding obligations – the Company arranged a non-brokered private placement to provide working capital to the Company. In June 2005 Widescope issued 1,560,333 units and raised $234,050. Each unit consists of one common share of Widescope (a “Share”) and one transferable share purchase warrant (a “Warrant”). Each warrant entitles the holder to purchase one common share of Widescope until June 7, 2007, at a price of 18 cents per share. If the common shares of Widescope, at any time after six months after the closing date of the private placement, trade on a recognized stock exchange at a price of $0.50 per share or greater for 10 consecutive trading days, then the Company can provide notice to the holders of the Warrants and the Warrants will expire 30 days after the notice is given.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The Company’s principal business activities include the exploration of natural resource properties. The Company has acquired, directly and by way of the acquisition of Outback Capital Inc. interests in various mineral claims in Manitoba providing the right to explore. The Company had working capital of $82,471 at June 30, 2006 and has incurred substantial losses to date. The Company may require additional funding to meet its obligations and the costs of its operations.

The Company’s future capital requirements will depend on many factors, including costs of exploration and development of the properties, production, if warranted, and competition and global market conditions. The Company’s potential recurring operating losses and growing working capital needs may require that it obtain additional capital to operate its business. Such outside capital will include the sale of additional common shares. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

The company has regularly been behind major trends and as a result missed them.

Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	Years ended December 31
	2005	2004	2003
Net Operating Revenues	$—	20,000	3,000
Net income (loss)	$(54,804)	(39,742)	(37,863)
Loss per share from continued operations	$0.01	0.01	0.01
Share capital per Canadian GAAP	$13,499,333	13,265,283	13,265,283
Common shares issued	9,883,452	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,084,049	8,323,119	8,323,119
Total Assets	$218,438	53,870	49,070
Net Assets (liabilities)	$176,219	(3,027)	36,715
Cash Dividends Declared per Common Shares	$—	—	—
Exchange Rates (Cdn$ to U.S.$) Period Average	$0.8253	0.7683	0.7135

Overview

With the acquisition of PFG effective June 30, 2006, the Company’s primary focus shifted to mineral resource exploration operations rather than acquisitions. The Company charges PFG a modest management fee to offset its reciprocal efforts to coordinate PFG’s affairs. This activity is largely carried out by the directors and large shareholders at their own expense. The Company’s management team, affiliates and directors have special expertise in the areas of operations, due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates some revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed.

Results of Operations

Historically — the Company has shown modest losses for the past several years. These losses result largely from having little or no revenue and minimal operating expenses, rather than having unusual expenses. In 2004 the Company elected to sell its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the Company are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

With the PFG acquisition the Company expects to report additional significant expenses related to the exploration activities undertaken in the area of Bissett, Manitoba.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little. Revenues to date have been solely derived from consulting activities which are not core to the Company’s focus and may fluctuate greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. Expenses have fluctuated on the basis of postal rate increases, or reductions in courier or long distance phone rates. With the PFG acquisition the Company anticipates expenses to rise significantly due to exploration activities. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s June 30, 2006 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at June 30, 2006, the Company had accumulated losses totaling $13,392,453. The Company had working capital of $82,471 as at June 30, 2006. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at June 30, 2006 the Company had cash and equivalents of $138,202.

Selected Financial Data [Quarterly — unaudited]
(Expressed in Canadian Dollars)
				Quarter Ended
	6/30/2006	3/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004
Net Operating Revenues	$4,500	5,189	0	0	0	0	20,000	0
Net income (loss)	$6,358	(9,637)	(4,476)	(9,934)	(33,432)	(6,962)	(18,443)	(8,262)
Income per share from continued operations	$0	0	0	0	0	0	0	0
Share capital per Canadian GAAP	$13,649,333	13,499,333	13,499,333	13,499,333	13,499,333	13,265,283	13,265,283	13,265,283
Common shares issued	10,883,452	9,883,452	9,883,452	9,883,452	9,883,452	8,323,119	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,883,452	9,883,452	9,084,049	8,703,584	8,323,119	8,323,119	8,323,119	8,323,119
Total Assets	$459,087	214,982	218,438	217,498	221,662	53,330	53,870	46,402
Net Assets (liabilities)	$310,224	166,582	176,219	180,695	190,629	(9,989)	(3,027)	15,414
Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.

The Company has limited funds.

There is no assurance that the Company can access additional capital.

There is no assurance that the investment disclosed herein with Pinefalls Gold will be successful in its quest to find a commercially viable quantity of mineral resources.

The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.

The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

There is no market for our common shares.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

Contractual Obligations:	Payments Due by Period

None	N/A

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

There have been no changes in accounting policies.

Subsequent Event

Effective July 12, 2006 pursuant to shareholder approval, the Company changed its name from International Gemini Technology Inc. to Widescope Resources Inc.